UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31811

Woori Finance Holdings Co., Ltd.1

(Exact name of registrant as specified in its charter)

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

Tel: +82-2-2125-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing three shares of Common Stock

Common Stock, par value ￦5,000 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

[1]	Effective November 1, 2014, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Pursuant to the Merger Agreement, for each outstanding common share of Woori Finance Holdings, one new common share of Woori Bank, par value ￦5,000, was issued to shareholders recorded in the shareholder register of Woori Finance Holdings. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Woori Finance Holdings, which was merged with and into Woori Bank, under the Exchange Act, and does not affect the reporting obligations of Woori Bank, which is the successor to Woori Finance Holdings under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Woori Bank, as successor to Woori Finance Holdings Co., Ltd., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 3, 2014	By:	/s/ Ki-Myung Nam
Name: Ki-Myung Nam
Title: Executive Vice President